PARK NATIONAL CORPORATION
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
April 2, 2009
Via EDGAR Transmission
Mr. Mark Webb
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
RE: Response to Comment Letter dated March 27, 2009 concerning the review of Park National Corporation’s Form 10-K for the fiscal year ended December 31, 2008, filed February 25, 2009, File No. 001-13006
Dear Mr. Webb:
Management of Park National Corporation (“Park,” “we” or “our”) has reviewed the above-referenced comment letter and offers the following explanations:
Lending Activities, page 9
Residential Real Estate and Commercial Loans, page 12
1.	Please tell us and revise future filings to disclosure if variable rate loans are underwritten at fully indexed rates or at initial, introductory rates. If these loans are not underwritten at fully indexed rates, please include an expanded discussion of the associated loan products and how you monitor the increased credit risks associated with interest rate resets.
For residential adjustable rate mortgage (ARM) loans, the rates used to qualify borrowers are determined as follows:
•	For one-year or two-year ARM loans with Loan-to-Value (LTV) less than or equal to 80% or three-year or five-year ARM loans with LTV less than or equal to 100%, borrowers are qualified at the initial rate;

•	For all other loans, borrowers are qualified at the initial rate plus 2%; and

•	For residential ARM loans, Park uses the U.S. Treasury index for rate changes.
It should be noted that the Park pricing strategy generally does not include low introductory or “teaser” rates and initial rates are often priced at a premium relative to the fully indexed rates.
The underwriting of all commercial loans, regardless of type, includes cash flow analyses with rates shocked 400 basis points. For commercial loans, we use several different indices. However, the national prime rate is the most common index that Park uses.

April 2, 2009
We will include this disclosure in future filings.
2.	Please tell us and revise future filings to disclose whether the underwriting policies and procedures for loans originated by Visions Bank prior to its acquisition by you were the same as yours. If not, please discuss the primary differences in the various loan products and underwriting policies and procedures.
Two significant changes in Vision Bank’s policies/underwriting procedures have been instituted since the merger:
i)	Prior to the merger, Vision Bank’s underwriting did not necessarily include a thorough examination of the full scope of the borrower’s situation. Vision Bank’s underwriting was more akin to traditional project financing narrowly focused on the merits of a particular project. Since the merger, Vision Bank’s underwriting now includes a full underwriting examination of all material aspects of the operations of the borrower (with the borrower defined as both the direct obligor and any guarantor) including:
•	ancillary businesses that comprise a material portion of the borrower’s cash flow;

•	contingent debt obligations;

•	verification of liquidity; and

•	analysis of the probability that cash flow from “gains on sale” will continue
ii)	The Park policies are more limiting in terms of speculative financing than the Vision Bank policy prior to the merger had been. Speculative loans Vision Bank may contemplate for the purpose of land acquisition and development must be supported by the borrower’s outside sources of cash flow which can repay the loans without selling the subject properties. These outside sources of cash flow must be thoroughly analyzed to determine the likelihood that they will be able to repay the loans if the subject projects do not perform.
Additionally, commercial real estate loan limits have been implemented so that exposure to specific segments of the commercial real estate market (Homebuilders, Condo projects, Acquisition & Development, Raw Land) are limited to a percentage of Park’s capital. These limits prevent Vision Bank from making certain types of commercial real estate loans.
We will include this type of disclosure in future filings.

April 2, 2009
Exhibit 13
Credit Experience, page 39
3.	We note your disclosure of the significant credit quality issues in the loan portfolio acquired from Visions Bank. We also note the significant deterioration of your credit quality ratios at each quarter in 2008 and at December 31, 2008. Considering the following trends in your asset quality ratios, please tell us and revise future filings to provide a more robust discussion of how management developed the allowance for loan losses and the associated provision in each quarter of 2008, including the facts and circumstances resulting in the recognition of approximately 46% of the total 2008 provision in the fourth quarter.
•	Non-performing loans increased approximately 54% at December 31, 2008 from December 31, 2007.

•	Charge-offs increased approximately 139% at December 31, 2008 from December 31, 2007.

•	Non-performing loans as a percentage of the allowance for loan losses decreased approximately 26% at December 31, 2008 from December 31, 2007.

•	We note that charge-offs in 2008 approximated 57% of non-performing loans at December 31, 2007. Please explain why you believe, if true, that you will not experience similar charge-offs in 2009.
We have listed in the table below the year-end 2007, year-end 2008 and 2008 quarterly information pertaining to the provision for loan losses, net loan charge-offs, non-performing loans and the allowance for loan losses:

	Provision
	for Loan	Net Loan	Non-Performing	Allowance for
(In Thousands)	Losses	Charge-Offs	Loans	Loan Losses
Year-End 2007	$29,476	$22,208	$108,477	$87,102

March 2008	$7,394	$8,648	$111,300	$85,848
June 2008	$14,569	$14,372	$113,500	$86,045
Sept. 2008	$15,906	$12,756	$132,300	$89,195
Dec. 2008	$32,618	$21,725	$167,778	$100,088

Totals for 2008	$70,487	$57,501

Historically, Park’s management has aggressively recorded partial loan charge-offs on non-performing loans to write down the loans to their fair value. As a result of this practice, the level of non-performing loans would not typically be a good indicator of future net loan charge-offs for Park, because we have already taken write-downs on many of these problem loans. However, an increase in the level of non-performing loans has historically been a great indicator of an increase in net loan charge-offs. Traditionally, Park’s management has been quick to recognize a charge-off on a problem loan.
At December 31, 2007, Park had a total of $108.5 million in non-performing loans. Partial loan charge-offs of $10 million had been taken on these loans as of year-end 2007.
During the first quarter of 2008, non-performing loans increased by only $2.8 million. Park’s management did not anticipate that the level of non-performing loans was going to increase so dramatically during the second half of 2008.

April 2, 2009
When determining the quarterly loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 are not considered to be of high credit risk. Commercial loans graded a 5 are considered to be watch credits and a higher loan loss reserve percentage is used on these loans. Commercial loans graded 6 are considered of higher risk and as a result a higher loan loss reserve percentage is used on these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-offs. Commercial loans that are graded a 7 are shown as non-performing and Park generally charges these loans down to their fair value by taking a partial charge-off. Any commercial loan graded a 8 is completely charged-off.
Economic conditions deteriorated in the fourth quarter of 2008. Park experienced a significant increase in commercial loans graded 6 or 7 and also a significant increase in net loan charge-offs.
The following table displays the unemployment rate in the U.S. and the change in the U.S. gross domestic product (GDP) in 2008.

	Unemployment	GDP
January 2008	4.9%
February 2008	4.8%
March 2008	5.1%	.9%
April 2008	5.0%
May 2008	5.5%
June 2008	5.6%	2.8%
July 2008	5.8%
August 2008	6.2%
September 2008	6.2%	<.5	%>
October 2008	6.6%
November 2008	6.8%
December 2008	7.2%	<6.3	%>
This table clearly shows that economic conditions in the U.S. significantly deteriorated in the fourth quarter of 2008.
In your comment, you correctly note that Park recognized approximately 46% of the total 2008 provision for loan losses in the fourth quarter. We agree that this is unusual, but note that we consistently followed our procedures for computing the loan loss provision on a quarterly basis in 2008. As we explained, the severe change in economic conditions in the fourth quarter of 2008 was the major reason why the loan loss provision was so large for the quarter. Page 32 of Park’s 2008 Annual Report has a detailed description of the procedures that are followed on a quarterly basis in determining the adequacy of the allowance for loan losses.
The Board of Governors of the Federal Reserve System on a quarterly basis publishes a Bank Holding Company Performance Report. This report contains valuable information about the banking industry. Our peer group contains 91 bank holding companies with assets between $3 billion and $10 billion. From reviewing this peer group Performance Report, we note the median loan loss provision for our peer banks as a percentage of average assets was .92% for 2008. We also note that this percentage was .72% for the first nine months of 2008 as shown on the September 30, 2008 Bank Holding Company Performance Report. These percentages indicate that the median loan loss provision as a percentage of average assets for the fourth quarter for our peer banks was 1.52%. This means that approximately 41% of the 2008 loan loss provision for our peer banks was recognized in the fourth quarter of 2008.

April 2, 2009
We provided guidance on page 39 of our 2008 Annual Report that management expects the loan loss provision to be approximately $45 million for 2009. By comparison, the provision for loan losses was $70 million for 2008 and $29 million for 2007.
We also noted in our 2008 Annual Report (on page 40) that partial loan charge-offs of approximately $30 million had been recognized on non-performing loans at year-end 2008.
Management forecast a reduced loan loss provision of $45 million for 2009, because of the large amount of charge-offs that already have been recognized on problem loans. Non-performing loans were $168 million at year-end 2008, compared to $108 million at year-end 2007 and $33 million at year-end 2006. Management does not anticipate a significant increase in non-performing loans in 2009 and as a result concluded that the expected loan loss provision would be $45 million for 2009.
The loan loss provision for Vision Bank was $47 million in 2008 and net loan charge-offs were $39 million. Management expects that the provision for loan losses and related net loan charge-offs will decrease in 2009 at Vision Bank. Park has owned Vision Bank since March 9, 2007 and has had 21 months to review larger credits and recognize the loan charge-offs on these credits. As a result of the diligent review of the Vision Bank loan portfolio in 2008, management expects a significant decrease in net loan charge-offs and the related loan loss provision at Vision Bank in 2009. Net loan charge-offs as a percentage of average loans were 5.69% at Vision Bank in 2008. Park’s management expects that this ratio will significantly decrease in 2009.
Please note that management will update this estimate in each Form 10-Q Park files in 2009, as well as provide an update on the related circumstances affecting a change in our estimate.
Table 12 – Consolidated Five-Year Selected Financial Data, page 43
Table 13 – Quarterly Financial Data, page 44
4.	Please refer to your presentation of net income and EPS before impairment charge. We believe that your presentation of non-GAAP measures for recurring items does not comply with the spirit of the Commission’s guidance on these measures. Accordingly, please revise your presentations as necessary to address the following:
•	Please revise your future filings to eliminate such Non-GAAP measures which exclude recurring items. In light of the goodwill impairment charges recorded in 2008 and 2007 and your remaining goodwill balance, it appears such charges may be considered recurring. Refer to Question 8 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the FAQ’s) which is available on our website.

April 2, 2009
•	Based on the guidance of Question 11 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available on our website, it appears that your earnings per share measures, as well as return on equity, return on assets, and efficiency ratios which exclude such items are prohibited and should be removed because the items which are being excluded do in fact accrue directly to shareholders.
We respectfully disagree with your comment concerning the Non-GAAP disclosures that we have made concerning the goodwill impairment charge of $54 million in 2007 and $55 million in 2008. We believe that it is a useful disclosure to include this Non-GAAP disclosure for the following reasons:
a.)	Our Non-GAAP disclosure is not a substitute for the GAAP disclosure. It is simply in addition to the GAAP disclosure and in our opinion improves the ability of the reader of our consolidated financial statements to compare the operating results in 2008 and 2007 with the results for 2006, 2005 and 2004.
For example, let’s look at the return on average assets for the past five years.

	2008	2007	2006	2005	2004
Return on Average Assets	.20%	.37%	1.75%	1.71%	1.81%
A reader can look at this and conclude that the sharp reduction in the return on average assets was due to the goodwill impairment charges in 2008 and 2007. However, by including the additional Non-GAAP disclosure shown below, the reader of our consolidated financial statements has a better understanding of Park’s situation.

	2008	2007	2006	2005	2004
Return on Average Assets Excluding Impairment	1.02%	1.24%	1.75%	1.71%	1.81%
Now, the reader of our consolidated financial statements looks at this disclosure and rightfully concludes that Park had a significant drop in return on average assets that is not related to the goodwill impairment charges. We believe that our Non-GAAP disclosure thus aids the reader of our consolidated financial statements.
b.)	On a going forward basis, we believe that the Non-GAAP disclosure is very important. Most probably, Park will not record a goodwill impairment charge in the future. The entire amount of goodwill from the acquisition of Vision of $109 million was written off in 2008 and 2007. The remaining balance of $72 million pertains to the Ohio-based bank operations of Park which have been consolidated into The Park National Bank (PNB). Historically, PNB has been very profitable with net income of $95 million in 2008, $83 million in 2007 and $88 million in 2006. As a result, we do not expect to record goodwill impairment charges in the future pertaining to the $72 million of existing goodwill.

April 2, 2009
Let’s look at an example of disclosure for 2009. For purposes of illustration only, we have assumed that the return on average assets for Park will be 1.00% for 2009.

	2009	2008	2007	2006	2005
Return on Average Assets	1.00%	.20%	.37%	1.75%	1.71%

Return on Average Assets Excluding Impairment	1.00%	1.02%	1.24%	1.75%	1.71%
Again, we believe that it is important and useful to provide the reader with the Non-GAAP disclosures. From looking at the above example, the reader would conclude that excluding the goodwill impairment charge, Park’s performance in 2009 was very similar to 2008. Without this Non-GAAP disclosure, it would be difficult for the reader to figure this out.
c.)	The goodwill impairment charges did not impact Park’s ability to pay dividends in 2008 and 2007 and had no impact on Park’s regulatory capital ratios, as banking regulations require goodwill to be excluded from equity. Additionally, the goodwill impairment charges have no impact on future earnings for Park.
Please find below the disclosure that Park used in the 2008 Annual Report concerning diluted earnings per share:

	2008	2007	2006	2005	2004
Net Income Per Common Share-Diluted	$.97	$1.60	$6.74	$6.64	$6.32
We also included the following Non-GAAP measure:

	2008	2007	2006	2005	2004
Net Income Per Common Share Excluding Impairment Charge-Diluted	$4.91	$5.40	$6.74	$6.64	$6.32
We did an inquiry through our Bloomberg system terminal for the earnings history of Park National Corporation with a ticker symbol of PRK. The Bloomberg system includes both the GAAP measure of diluted earnings per share and the Non-GAAP measure of diluted earnings per share excluding impairment charges.
We also went to www.bloomberg.com on the Internet and obtained a stock quote for PRK. The 12 month earnings per share figure was reported using the Non-GAAP measure and excluded the impact of the impairment charges. However, some other providers of stock quotes for PRK use the GAAP measure for diluted earnings per share while others use the Non-GAAP measure for diluted earnings per share.
From our research, we believe that many investors value the information provided by the Non-GAAP disclosures and that Park should continue to provide this information in future filings.

April 2, 2009
d.)	Park’s management believes that we should continue to use our Non-GAAP disclosure under the guidance provided by the SEC in Question 8 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:
•	Park’s management (as explained earlier) does not believe that there will be goodwill impairment charges in the future.
•	The goodwill impairment charges in 2008 and 2007 pertained to the acquisition of Vision Bank and this goodwill has been completely written off.
•	As we explained in our above comments, the Non-GAAP disclosure aids the reader in comparing the results in 2008 and 2007 with prior year results and will aid the reader in comparing 2009 results with 2008 and 2007.
e.)	Park’s management believes that the guidance provided in Question 11 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures should not be applied to Park’s situation.
•	As stated earlier, the reader of our consolidated financial statements is interested in the trends that are shown by using the Non-GAAP financial measures.
•	If Park does not include these Non-GAAP financial measures on a going-forward basis, our shareholders will notice a significant improvement in our GAAP financial measures, but will not be able to easily quantify the Non-GAAP financial measures previously disclosed for 2008 and 2007.
•	The goodwill impairment charges in 2008 and 2007 had no impact on Park’s regulatory capital and no impact on Park’s ability to pay dividends. As a result of this, Park’s management believes that it is misleading not to include the Non-GAAP financial measures.
Part III
Item 11. Executive Compensation
5.	Your statement in “Compensation Philosophy and Objectives” of the importance of profitability for shareholders as expressed by return on shareholders’ equity is confusing in light of your adding back the goodwill impairment charges for the calculation of income for purposes of computing the bonuses. Please revise.
We agree with your comment as to the confusing nature of that statement taken alone. The second paragraph of the section “Compensation Philosophy and Objectives” ends with the following sentence, “The focus did not change when the Compensation Committee evaluated the performance of Park’s executive officers for the 2008 fiscal year.” We should have clarified in this paragraph, in addition to the disclosure already included under the section captioned “Incentive Compensation Plan”, that the Compensation Committee determined it was appropriate to exclude the goodwill impairment charge when evaluating the various measures of company performance.

April 2, 2009
We regret this oversight. The Board of Directors, Compensation Committee and senior management of Park strongly believe that it is appropriate to exclude the goodwill impairment charge when evaluating the various measures of Park’s performance, as it pertains to the operation of Park’s Incentive Compensation Plan.
6.	In the discussion of the adjustment to income in the third paragraph of “Incentive Compensation Plan,” please clarify whether the amount added back was the $109 million you mention or only the $54 million recognized in the period. If it is the former, please explain why it is appropriate to add that back in this year. Please indicate the reported income for the period so readers can see the significance of the amount added back on compensation income.
In the first paragraph of the section entitled “Incentive Compensation”, the term “2008 Incentive Compensation Period” was defined as the twelve-month period ended September 30, 2008.
In the third paragraph of this section, we indicated that the Compensation Committee concluded that it was appropriate to adjust the return on equity ratio to add back the goodwill impairment charges of $109 million. During the fourth quarter of 2007, a goodwill impairment charge of $54 million was recognized and during the third quarter of 2008 an additional goodwill impairment charge of $55 million was recorded. For the twelve months ended September 30, 2008, the goodwill impairment charges totaled $109 million.
For the 2008 Incentive Compensation period (twelve months ended September 30, 2008), Park had a net loss of $40 million. Excluding the goodwill impairment charges, Park had net income of $69 million for the twelve months ended September 30, 2008.
7.	The third paragraph on page 32 of the definitive proxy statement is unclear. Please explain in reasonable detail why further cuts were not appropriate.
As previously mentioned, Park’s net income excluding goodwill impairment charges was $69 million for the 2008 Incentive Compensation Period.
The adjusted return on equity ratio for Park was 12.88% for the 2008 Incentive Compensation Period compared to 7.22% for Park’s peers, for an advantage of 5.66%. By comparison, the adjusted return on equity ratio for Park was 16.30% for the 2007 Incentive Compensation Period compared to 10.82% for Park’s peers, for an advantage of 5.48%.
Additional Response on Executive Compensation
As indicated earlier in this letter, a goodwill impairment charge does not impact cash or earning assets and has no impact on Park’s regulatory capital or future earnings.

April 2, 2009
The following table summarizes the operating results for Park for the past two years:

(In Thousands)	2008		2007		Change

PNB	$95,265		$83,080			$12,185
Vision Bank	<81,187	>	<60,681	>		<20,506	>
All Other	<370	>	308			<678	>

Net Income	$13,708		$22,707		$	<8,999	>
Adjust for Impairment Charges	$54,986		$54,035			$951

Net Income Excluding Impairment Charge	$68,694		$76,742		$	<8,048	>

The banking industry experienced an increase in net loan charge-offs and problem loans in 2007 and a sharp increase in credit problems in 2008 as the U.S. economy deteriorated. The median return on average assets for Park’s peer bank holding companies was 1.11% in 2006, .87% in 2007 and .04% in 2008.
By comparison, net income for PNB was an all-time record in 2008.
How did the stock market react to the goodwill impairment charges at Park?
Table 15 in our 2008 Annual Report contains information on the total return performance for Park’s common shares compared to other bank stock indices. Please find below some information extracted from the table.

	12/31/03	12/31/06	12/31/07	12/31/08
Park Common Shares	100.00	101.36	69.03	81.26

NASDAQ Bank Stocks Index	100.00	117.87	91.85	69.88

SNL Bank and Thrift Index	100.00	132.90	101.34	58.28
The annual compound total return on Park’s common shares for the past five years was negative 4.1%. By comparison, the five-year annual compound total return for the NASDAQ Bank Stocks Index was a negative 6.9% and a negative 10.2% for the SNL Bank and Thrift Index.
For the two years ended December 31, 2008, the annual compound total return for Park’s common shares was a negative 10.5%, a negative 23.0% for the NASDAQ Bank Stocks Index and a negative 33.8% for the SNL Bank and Thrift Index.
For the year ended December 31, 2008, the total return for Park’s common shares was a positive 17.7%, compared to a total return on The NASDAQ Bank Stocks Index of a negative 23.9% and a total return on the SNL Bank and Thrift Index of a negative 42.5%.
The point of all this discussion is to emphasize that investors generally look past goodwill impairment charges when valuing bank stocks. As a result, we believe it is appropriate to add back the goodwill impairment charges for a comparison to peers and for a comparison to past years.

April 2, 2009
Overall Summary
Comments 1 and 2 – We will add additional disclosure in future Form 10-K filings as indicated.
Comment 3 – We believe that we answered your questions with additional information that explains why the provision for loan losses was unusually high in the fourth quarter of 2008. We also explained why we believe that the projected provision for loan losses is expected to decrease in 2009 to an estimated $45 million from $70 million in 2008.
Comment 4 – We believe that the Non-GAAP disclosures are very important for comparison purposes. As we explained, Park does not expect any additional goodwill impairment charges. Without the Non-GAAP disclosures, Park’s operating results for 2009 will not be comparable to 2008 and 2007 because of the large goodwill impairment charge in each year. Accordingly, we request permission to continue to provide these Non-GAAP disclosures for future filings, in order for the reader to have comparable data in addition to GAAP data to consider.
Comment 5 – We agree with your comment as to the confusing nature of the designated statement when taken alone. We should have clarified in that paragraph, in addition to the disclosure already included under the section captioned “Incentive Compensation Plan”, that the Compensation Committee decided to exclude the goodwill impairment charges in evaluating the performance of Park in 2008.
Comment 6 – We answered your question on the goodwill impairment charge and clarified that the goodwill add back was $109 million for the twelve months ended September 30, 2008.
Comment 7 – We answered this comment by providing information on the adjusted return on equity computation for Park and the peer group.
We respectfully request that you allow us to augment the proxy disclosure (comments 5, 6 and 7) in future filings, as appropriate, and not file an amended Form 10-K. We mailed our proxy statement to shareholders on March 16, 2009 and our Annual Meeting of Shareholders is scheduled to be held on April 20, 2009.
Certification
The undersigned, the Chief Financial Officer of Park, acknowledges the following:
•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

April 2, 2009
Please contact me at (740) 349-3792 with any questions.
Sincerely,

/s/ John W. Kozak
John W. Kozak
Chief Financial Officer
JWK: trm